UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

June 1, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Net Asset Value Per Share as of March 31, 2026

On June 1, 2026, our board of directors determined that our net asset value (“NAV”) per share is $6.85 as of March 31, 2026. This NAV per share will be effective until updated by us on or about June 30, 2026, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2026 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2026.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Therefore, actual values and results could differ from our Manager’s estimates and that difference could be significant. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares, or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. Our NAV per share will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets.

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective June 1, 2026, the offering price per share is $6.85, our NAV per share as of March 31, 2026. However, the New Subscription Pause implemented by our Manager effective July 11, 2025, still remains in effect. We plan to resume the Second Follow-on Offering at a later date and, in connection therewith, we expect to offer all shares of our common stock directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform.

Description of Our Common Stock

The following table sets forth the calculation for our most recently announced NAV per share:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED):

(In thousands, except per share numbers)	March 31, 2026	December 31, 2025
ASSETS:
Real estate investments, at fair value	$65,586	$69,221
Real estate debt investments, at fair value	6,374	6,374
Marketable securities, at fair value	—	—
Cash and cash equivalents	6,219	11,042
Interest receivable	1,135	946
Other assets	1	31
Total assets	$79,315	$87,614

LIABILITIES:
Accounts payable and accrued expenses	$313	$338
Due to related party	109	93
Distributions payable	639	452
Settling subscriptions payable	—	1,098
Other liabilities	—	—
Total liabilities	$1,061	$1,981

NET ASSETS
Net assets consist of:
Stockholders’ equity	$70,495	$68,681
Retained earnings	13,536	13,199
Net adjustments to fair value	(5,777)	3,573
NET ASSETS	$78,254	$85,633
NET ASSET VALUE PER SHARE	$6.85	$7.49

Plan of Operation

As of June 1, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $479 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $900 million.

The aggregate value of all underlying properties in RealtyMogul Income REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

Our commercial real estate assets and investments constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, Inc.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: June 1, 2026